OMB APPROVAL
OMB Number: 3235-0058
Expires: June 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Corus Bankshares, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
3959 N. Lincoln Avenue

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60613

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Corus Bankshares, Inc. (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U. S. Securities and Exchange Commission. The Company has been working diligently with its financial and professional advisers in seeking qualified sources of outside capital. These efforts during the last several months have prevented the Company from finalizing its financial statements on time to file the Form 10-Q within the prescribed time period without unreasonable effort and expense. As part of management’s process of finalizing its financial statements, the Company is still reviewing the classification of assets and the potential related valuation adjustments which are necessary for the preparation of the financial statements required to be filed as part of the Form 10-Q.

The financial data presented below has been prepared based on the assumption that the Company will continue as a going concern. If the same information were to be prepared and presented on a liquidation basis, the results might be materially different.

The Company preliminarily expects to report a net loss for the three months ended June 30, 2009 of $487.3 million, or ($9.07) per diluted share, compared with a net loss of $16.2 million, or ($0.30) per diluted share, for the same period in 2008. For the six months ended June 30, 2009, the preliminary net loss was $788.3 million, or ($14.68) per diluted share, compared to a net loss of $11.7 million, or ($0.21) per diluted share, for the same period in 2008.

Due to continued concerns about loan quality, the Company recorded a preliminary provision for credit losses of $333.6 million for the three months ended June 30, 2009 compared with $58.5 million during the same period in 2008. For the six months ended June 30, 2009, the preliminary provision stood at $542.9 million compared with $95.3 million for the same period in 2008.

Further contributing to the Company’s net loss was the increase in the Company’s nonperforming assets to nearly $3.1 billion (including nearly $0.5 billion of other real estate owned), which drove the steep decline in the Company’s interest income. For the third consecutive quarter, the Company’s interest income was not enough to offset its interest expense.

As a direct result of the Company’s ongoing troubled condition, the Company’s noninterest expense has also continued to rise. Noninterest expense increased primarily due to costs associated with the Company’s foreclosed real estate, including preliminary impairment charges of $89.6 million and $134.3 million for the three and six months ended June 30, 2009, respectively, compared with $0 and $2.9 million during the same respective periods in 2008. FDIC insurance increased by $10.6 million and $14.9 million for the three and six months ended June 30, 2009, respectively, compared to the same periods in 2008. Additionally, the Company has experienced increases in its expenses associated with regulatory compliance and audits, as well as legal and consulting fees.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paula Manley	(773)	832-3228
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the explanation provided in Part III – Narrative.

Corus Bankshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2009	By	/s/ Paula Manley

First Vice President and Chief Accounting Officer